Vanguard Developed Markets Index Fund

Supplement to the Prospectus and Summary Prospectus

New Target Index

The board of trustees of Vanguard Developed Markets Index Fund has approved the adoption of the FTSE Developed All Cap ex US Index as the new target index for the Fund, replacing the FTSE Developed ex North America Index.
The board has also approved the addition of the Canadian market to the Fund's investment objective. The new index will add small-capitalization and Canadian equity securities to the Fund's portfolio. The board believes that the new index will result in a more comprehensive representation of the Fund's market segment.

The Fund is expected to begin implementation of the index change in the third or fourth quarter of 2015, with the change occurring in two phases.

The phase approach is intended to enable the Fund's advisor, The Vanguard Group, Inc., to make the necessary adjustments to portfolio holdings in a manner that minimizes impact to Fund shareholders. In the first phase, the Fund will track the FTSE Developed All Cap ex US Transition Index, an interim index that will gradually increase exposure to small-capitalization stocks and Canadian equities while proportionately reducing exposure to other stocks based on their weightings in the new index. In the second phase, the Fund will begin tracking the FTSE Developed All Cap ex US Index. During the transition phase, the Fund will invest by sampling the index, meaning that it will hold a broadly diversified collection of securities that, in the aggregate, approximates the full index in terms of key characteristics. The Fund is expected to replicate the final target index.

To protect the Fund from the potential for harmful "front running" by traders, the exact timing of the index change will not be disclosed to investors. In the meantime, the Fund will continue seeking to track its current index.

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The adjustments to the Fund's portfolio holdings are expected to result in modest, temporary increases in the Fund's transaction costs and turnover rate. It is important to note that the actual transaction costs, turnover rate, and any other costs will be highly dependent upon a number of factors, including the market environment at the time of the portfolio adjustments. These changes are not expected to increase the expense ratios of the Fund.

London Stock Exchange Group companies includes FTSE International Limited ("FTSE"), Frank Russell Company ("Russell"), MTS Next Limited ("MTS"), and FTSE TMX Global Debt Capital Markets Inc ("FTSE TMX"). All rights reserved. "FTSE", "Russell"(R), "MTS"(R), "FTSE TMX"(R) and "FTSE Russell" and other service marks and trademarks related to the FTSE or Russell indexes are trademarks of the London Stock Exchange Group companies and are used by FTSE, MTS, FTSE TMX and Russell under licence.

All information is provided for information purposes only. Every effort is made to ensure that all information given in this publication is accurate, but no responsibility or liability can be accepted by the London Stock Exchange Group companies nor its licensors for any errors or for any loss from use of this publication. Neither the London Stock Exchange Group companies nor any of their licensors make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE Developed ex North America Index (upon which the Fund is based) and the FTSE Developed All Cap ex US Index (upon which the Fund will be based) or the fitness or suitability of the Indexes for any particular purpose to which they might be put. The London Stock Exchange Group companies do not provide investment advice and nothing in this document should be taken as constituting financial or investment advice. The London Stock Exchange Group companies make no representation regarding the advisability of investing in any asset. A decision to invest in any such asset should not be made in reliance on any information herein. Indexes cannot be invested in directly. Inclusion of an asset in an index is not a recommendation to buy, sell or hold that asset. The general information contained in this publication should not be acted upon without obtaining specific legal, tax, and investment advice from a licensed professional. No part of this information may be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without prior written permission of the London Stock Exchange Group companies. Distribution of the London Stock Exchange Group companies' index values and the use of their indexes to create financial products require a licence with FTSE, FTSE TMX, MTS and/or Russell and/or its licensors.

(c) 2015 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 1397 062015